                                POULTON & YORDAN
                                ATTORNEYS AT LAW

RICHARD T. LUDLOW

                                  June 8, 2006

H. Roger Schwall
Assistant Director
Division of Corporate Finance
Mail Stop 7010
United States Securities and Exchange Commission
Washington, D.C. 20549

                  Re:      BMB Munai, Inc.
                  Registration Statement on Form SB-2
                  Filed October 21, 2005
                  File No.: 333-129199

                  Form 10-KSB/A for the year ended March 31, 2004
                  Filed April 11, 2006
                  File No. 000-28638

                  Form 10-QSB/A for the year ended December 31, 2004
                  Filed April 11, 2006
                  File No. 000-28638

Dear Mr. Schwall:

         At the request of the management of BMB Munai, Inc., (the "Company" or
"BMB Munai") and further to my conversations with Ms. Moncada-Terry we are responding to comments raised by the staff at the Securities and Exchange
Commission in your letters dated June 6, 2006. Following are the responses to your comments.

                             LETTER OF JUNE 6, 2006

Selling Security Holders, page 14

1.       Identify as underwriters all selling security holders who are affiliates of registered broker-dealers, unless you can confirm to us that such selling security holders purchased the securities in the ordinary course of business and have no agreements or understandings, directly or indirectly, with any party to distribute the securities.

                      POULTON & YORDAN    TELEPHONE: 801-355-1341
         324 SOUTH 400 WEST, SUITE 250    FAX: 801-355-2990
            SALT LAKE CITY, UTAH 84101    POST@POULTON-YORDAN.COM

Mr. Roger Schwall
June 8, 2006

         We are currently confirming with all selling security holders that they purchased the securities in the ordinary course of business and that they have no agreements or understandings, directly or indirectly, with any party to distribute the securities. If all selling security holders confirm to us that they acquired the shares in the ordinary course of business and that they have no agreements, directly or indirectly, with any party to distribute the shares, we will confirm such in a subsequent correspondence.

         If we learn that the shares were not acquired in the ordinary course of business or that agreements or understandings exist with any party to distribute the shares we will file an amendment to the SB-2 incorporating the necessary disclosure.

2.       We note that in amendment 1 to your registration statement you added
         992,000 shares of common stock issued to a number of named parties. We note that these sales occurred in December 2005 after the filing of the initial resale registration statement and that you then added these securities to your pending registration statement. It is therefore unclear to us how you can conclude that the purchasers of the securities took with investment intent or without a view to distribute.
         Rule 152 of the Securities Act provides a safe harbor to separate the issuance and resale transactions for 4(2) offerings. However, the rule appears to be unavailable to you, since Rule 152 requires that the registration statement be filed subsequent to the 4(2) offering. Please provide us with a detailed analysis as to why you believe that you are able to add the securities from the December 2005 private placement to the pending registration statement.

         We believe that the inclusion of the 992,000 shares sold to U.S. QIBs in the December 2005 private placement does not preclude the issuer from relying on the safe harbor of Rule 152. We do not believe, under the current circumstances, that the date of the share purchase, which was after the date of filing of the registration statement, mandates the conclusion that the 992,000 shares were acquired for distribution. Rather, the facts underlying the addition of these shares to the registration statement by way of an amendment in April
2006, does not obviate the fact the purchasers of the shares acquired the shares in December 2005 with the requisite investment intent.

         In December 2005, each of the investors in the private placement executed subscription agreements wherein they specifically represented and warranted that they were acquiring the shares for investment purposes.

Mr. Roger Schwall
June 8, 2006

         Under the terms of the December 2005 private placement, all investors in the private placement were granted the right to request registration of their shares for resale at any time after 90 days from the closing of the private placement. To trigger the registration obligation of the issuer, at least 51% of the investors in the private placement were required to request registration.
Pursuant to the terms of registration rights agreement, once registration was requested by at least 51% of the investors the issuer was obligated to register for resale all shares sold in the private offering.

         In April 2006, holders of more than 51% of the shares requested registration for resale, however, none of the parties holding the 992,000 shares requested registration of their shares. In order to comply with the issuer's legal obligations under the registration rights agreement, their shares were included in the amended registration statement's resale prospectus. Based on the foregoing, we do not believe the inclusion of the 992,000 shares in the resale registration statement should invalidate the investment intent representations and warranties made by these shareholders at the time the shares were purchased.

         If the staff rejects our analysis that inclusion of these shares is appropriate in the current registration statement, the Company proposes to remove the 992,000 shares from the registration statement and simply file a second registration statement to cover these shares. Of course, this would seem to be wasteful of the time and resources of both the Commission and the issuer and therefore we would hope this could be avoided if possible.

Form 10-KSB/A-2 for the year ended March 31, 2004

Controls and Procedures, page 3

3.       Please revise to provide the information required by Item 8A of Form
         10-KSB. Note that the item requires you to include information required by Item 307 and 308 of Regulation S-B. We also refer you to Rule 12b-15 of the Exchange Act, which requires the inclusion of the complete text of each form item as amended. Similarly, revise the Controls and
         Procedures section of you 10-QSB for the period ended December 31,
         2004.

         We propose to amend Item 8A of Form 10-KSB/A-3 for the year ended March
31, 2004 as follows:

         "Item 8A.  Controls and Procedures

                  Our chief executive officer and our chief financial officer
         (the "Certifying Officers") are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange
         Act Rule 13a-15 and Rule 15d-15(e)) that are designed to ensure that

Mr. Roger Schwall
June 8, 2006

         information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported with the time periods specified by the SEC's rules and forms and that such information is accumulated and communicated to management, including the Certifying
         Officers as appropriate, to allow timely decisions regarding required disclosure.

                  As a result of a normal periodic review of our financial
         statements by the staff of the Securities and Exchange Commission, management determined on July 12, 2005 that the amount due to the
         Government of Kazakhstan was not a liability of the Company and should be removed from our consolidated balance sheet. We are, therefore, restating our consolidated balance sheet and statement of cash flows as of and for the year ended March 31, 2004 and our consolidated balance sheets for the quarters ended June 30, 2004, September 30, 2004 and
         December 31, 2004 to correct an error in our accounting for a liability we will be required to repay to the Government of the Republic of
         Kazakhstan in the event we are granted commercial production rights.
         Previously, we treated this obligation as a long-term liability. The primary effect of this restatement resulted in the Company reducing its long-term asset "Oil and Gas Properties" by $5,994,745 and removing the long-term liability "Due to the Government of Kazakhstan" of $5,994,745
         from its consolidated balance sheet. This restatement also had the effect of reducing Non Cash Transactions for "Obligations to the
         Government of Kazakhstan for Contributed Oil and Gas Properties" by
         $5,994,745 on the Company's Consolidated Statement of Cash Flows. This
         restatement does not have any impact on net loss or net loss per common share. Please refer to Note K of the accompanying consolidated financial statements for additional information.

                  In light of our decision to restate our financial statements, we carried out an evaluation in accordance with Exchange Act Rules
         13a-15 and 15d-15 and under the supervision and with the participation of management, including our Certifying Officers, of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, our Certifying
         Officers concluded that, due to the restatement discussed above, our disclosure controls and procedures were not effective as of end of the period covered by this report. Following the discovery of this error in
         July 2005, we have implemented new policies requiring our internal accounting staff to receive ongoing training on accounting for oil and gas properties in accordance with generally accepted accounting principles in the United States. Management believes this will prevent recurrence of future errors of this nature and strengthen our internal controls over financial reporting.

                  Other than as discussed above, there have been no changes in our internal controls over financial reporting that occurred during the

Mr. Roger Schwall
June 8, 2006

         period from inception (May 6, 2003) through March 31, 2004 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting."

         We propose to amend Item 3 of Form 10-QSB/A-2 for the period ended
December 31, 2004 as follows:

         "Item 3.  Controls and Procedures

                  Our chief executive officer and our chief financial officer
         (the "Certifying Officers") are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange
         Act Rule 13a-15 and Rule 15d-15(e)) that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported with the time periods specified by the SEC's rules and forms and that such information is accumulated and communicated to management, including the Certifying
         Officers as appropriate, to allow timely decisions regarding required disclosure.

                  As a result of a normal periodic review of our financial
         statements by the staff of the Securities and Exchange Commission, management determined on July 12, 2005 that the amount due to the
         Government of Kazakhstan was not a liability of the Company and should be removed from our consolidated balance sheet. We are, therefore, restating our consolidated balance sheet for the period ended December
         31, 2004 to correct an error in our accounting for a liability we will be required to repay to the Government of the Republic of Kazakhstan in the event we are granted commercial production rights. Previously, we treated this obligation as a long-term liability. The primary effect of this restatement resulted in the Company reducing its long-term asset
         "Oil and Gas Properties" by $5,994,745 and removing the long-term liability "Due to the Government of Kazakhstan" of $5,994,745 from its consolidated balance sheet. This restatement also had the effect of reducing Non Cash Transactions for "Obligations to the Government of
         Kazakhstan for Contributed Oil and Gas Properties" by $5,994,745 on the
         Company's Consolidated Statement of Cash Flows. This restatement does not have any impact on net loss or net loss per common share. Please refer to Note J of the accompanying consolidated financial statements for additional information.

                  In light of our decision to restate our financial statements, we carried out an evaluation in accordance with Exchange Act Rules
         13a-15 and 15d-15 and under the supervision and with the participation of management, including our Certifying Officers, of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, our Certifying
         Officers concluded that, due to restatement discussed above, our

Mr. Roger Schwall
June 8, 2006

         disclosure controls and procedures were not effective as of December
         31, 2004. Following the discovery of this error in July 2005, we have implemented new policies requiring our internal accounting staff to receive ongoing training on accounting for oil and gas properties in accordance with generally accepted accounting principles in the United
         States. Management believes that this will prevent recurrence of future errors of this nature and strengthen our internal control process.

                  Other than as discussed above, there have been no changes in our internal controls over financial reporting that occurred during the period ended December 31, 2004 that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting."

         Thank you for your assistance in this matter. If you have any questions or require additional information, please contact me directly.

                                                      Very truly yours,

                                                      POULTON & YORDAN

                                                      Richard T. Ludlow
                                                      Attorney at Law